(212) 756-2153	edward.schauder@srz.com

March 27, 2006

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski

Mr. Owen Pinkerton

Re:	DynCorp International Inc.—Registration Statement on Form S-1

File No. 333-128637 (the “Registration Statement”)

Dear Ms. Gowetski and Mr. Pinkerton:

On behalf of DynCorp International, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 3 to the above-referenced Registration Statement (“Amendment No. 3”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated December 20, 2005, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	We note the revised language on page ii regarding your “leading position.” However, we continue to believe that your statement that you are “a leading provider of specialized mission-critical outsourced technical services” is overly broad and not supported by the supplemental materials provided to staff. Specifically, you do not appear to have support for this statement with respect to your security services, base operations, logistics support and aviation services and operations. Please revise your disclosure accordingly or provide us with additional support that shows the revenues from your competitors in those specific areas, after excluding revenues generated from equipment sales.

The Registrant had provided additional support on its leading position supplementally to the Staff on January 11, 2006. The additional support is based on contracts awarded, as per the North American Industry Classification System, or NAICS, categories from which the Registrant derives revenues. As mentioned in the supplemental letter, upon reflection, the Registrant has revised its disclosure with respect to logistics support to clarify that it is provided in conjunction with all other services provided by the Registrant. We thank the Staff for their oral response to the additional support for the Registrant’s leading position that was provided supplementally on January 11, 2006. The Registrant has revised its disclosure to reflect that it is a leading provider of specialized mission critical outsourced technical services to civilian and military government agencies and included a statement that references to “leading position” are based upon its revenues as compared with the revenues generated by the Registrant’s direct competitors with respect to the outsourcing of technical services for the U.S. government’s fiscal year ended September 30, 2004.

Ms. Jennifer Gowetski

Mr. Owen Pinkerton

Securities and Exchange Commission

March 27, 2006

2.	Please revise your disclosure to include in the summary the first sentence of the second paragraph on page ii that discusses the scope of your leadership position.

The disclosure requested by the Staff has been added.

In addition, please disclose the measurement (e.g., revenues) that supports your leadership position.

The disclosure requested by the Staff has been added.

Pro Forma Financial Information, page 42

3.	We note your response to our prior comment 4 and will continue to monitor your future amendments for compliance with SAB Topic 1.B.3.

As previously stated, the Registrant’s pro forma earnings per share will include an adjustment in accordance with SAB topic 1.B.3 upon determination of the share price of the offering.

Certain Relationships and Related Transactions, page 91

4.	We note your response to comment no. 7 that the registration rights agreement has a damages assessment clause. Please expand your disclosure to briefly describe the terms of the damage assessment.

There was an inadvertent error in our prior response to the Securities and Exchange Commission letter the DynCorp International Inc. Registration Statement on Form S-1, (File No. 333-128637), Comment number 7, dated November 22, 2005. The registration rights agreement does not have a damages assessment clause. The form of registration rights agreement was filed as an exhibit to Amendment No. 2 to DynCorp International Inc.’s Registration Statement on Form S-1, (File No. 333-128637), filed with the Securities and Exchange Commission on November 30, 2005.

Description of Material Indebtedness, page 94

5.	We note your response to comment no. 8 and the revised disclosure. Please state specifically that the lenders are affiliates of the underwriters.

The disclosure requested by the Staff has been added.

Part II

Undertakings, page II-4

6.	Please include updated undertakings that went into effect on December 1, 2005.

Ms. Jennifer Gowetski

Mr. Owen Pinkerton

Securities and Exchange Commission

March 27, 2006

The Registrant has reviewed the undertakings that went into effect on December 1, 2005 and determined that they are not applicable to the Registrant. Upon review of the undertakings the Registrant has included one additional undertaking in Amendment No. 3 unrelated to the new rules effective December 1, 2005.

Exhibit 5.1

7.	We note your statement in the fifth paragraph of the opinion that: “the Shares have been duly authorized by the company and, upon payment, and delivery in accordance with the Underwriting Agreement, will be validly, issued, fully paid and nonassessable.” Since the underwriting agreement will not be executed until after the registration statement goes effective, please revise this section to delete the qualification with respect to the underwriting agreement. Counsel may instead include language indicating that the opinion assumes delivery in accordance with the terms of the registration statement. Please provide us with a revised opinion.

The revisions requested by the Staff have been made and a draft copy of our opinion will be provided to the Staff supplementally.

We also note that the Registrant has addressed comment 38 in the Staff’s comment letter dated October 27, 2005 with respect to the addition of a director who qualifies as a financial expert under the rules of the SEC and NYSE, as well as information pertaining to the establishment of an audit committee and audit committee independence. In addition, the Registrant has provided supplementally, in a letter dated March 27, 2006, support for the updates to the statements in the Industry Trends section of Amendment No. 3.

* * * *

Amendment No. 3 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 3 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2153 or Michael R. Littenberg of this firm at (212) 756-2524.

Ms. Jennifer Gowetski

Mr. Owen Pinkerton

Securities and Exchange Commission

March 27, 2006

Very truly yours,

/s/ Edward H. Schauder, Esq.

Edward H. Schauder, Esq.

CC:	Michael J. Thorne

DynCorp International, Inc.

Chief Financial Officer

Michael R. Littenberg

Schulte Roth & Zabel LLP

Partner